UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE
ACT OF 1934

For the Month of May 2004

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12
1250-162  Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐    No ☒

Lisbon, April 29th 2004

Reuters : EDPP.IN / EDP.N Bloomberg: EDP PL / EDP US	INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Tel: +351 21 001 2834 Fax: +351 21 001 2899 Email: ir@edp.pt Site: www.edp.pt

CO-OPTION OF BOARD MEMBERS
AND RECOMPOSITION OF THE AUDIT COMMITTEE

Article 249º of the Portuguese Securities Market Code

After the resignation of Messrs António de Almeida and António José Fernandes de Sousa as members of the Board, today the Board of Directors has deliberated to appoint their substitutes and has co-opted Messrs António Afonso de Pinto Galvão Lucas and Luís Fernando de Mira Amaral, respectively, to act as directors for the three years mandate in course - 2003/2005.

Pursuant to this recomposition, a further decision was taken to nominate the Director José Manuel Trindade Neves Adelino as Chairman of the Audit Committee of the Board of Directors, from now on taking part in this Committee also the Director António Afonso de Pinto Galvão Lucas.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated May 6, 2004

EDP- Electricidadé de Portugal

	By:	/s/ João Ramalho Talone
Name: João Ramalho Talone
Title: Chief Executive Officer